Exhibit 99.5

QUANTUM eMOTION CORP.

Management’s Discussion and Analysis

Periods ended June 30, 2025, and 2024

The following management’s discussion and analysis (“MD&A”) of the financial position and results of the operations and cash flows of Quantum eMotion Corp. (the “Company”, “QeM” or “Quantum”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the quarter ended June 30,2025, compared to the same period of the prior year which have been prepared in accordance with International Financial Reporting Systems (IFRS.)

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) in Canada and can be obtained from www.sedarplus.ca.

1.1	FORWARD LOOKING STATEMENTS

The sections of this MD&A on the Company’s strategy and action plan, its intellectual properties, development and financial reporting reflecting management’s current expectations contain “forward-looking statements.” Such statements should be understood in context, particularly statements that reflect the Company’s opinions, estimates and expectations about future events or results. Such forward-looking statements are subject to certain factors and involve some risks and uncertainties. There can be no assurance that such statements will prove to be accurate. Factors that could cause future results, activities and events to differ materially from those expressed or implied by such forward-looking statements include, but not limited to, securing future financing inclusive of exercise of stock options and warrants, the possibility that additional research and development will not result in the timely achievement of additional patents, risks inherent in the Hi-Tech industry, and the time it will take for the industry to be ready to move to quantic solutions. These risks and uncertainties are described in this MD&A and in the annual information form filed on SEDAR+.

1.2	INCORPORATION AND NATURE OF OPERATIONS

Quantum eMotion Corp. was incorporated under the Business Corporations Act of Ontario on July 19, 2007.

On June 28, 2024, the Company established a wholly owned subsidiary Quantum eHealth Technologies located at the same address; and on April 10, 2025 the Company established a wholly owned subsidiary in Irvine California.

The head office, principal address and records office of the Company are located at 2300 Alfred Nobel, Montreal, Qc, H4S 2A4. The Company is a developer of a new generation of quantum-based cryptographic solutions pursuant to the development of intellectual property and commercialization of cybersecurity solutions. (See 1.6 patent summary).

1.3	SENIOR MANAGEMENT CHANGES

The Company appointed Mr. John Young, MBA, as Chief Operating Officer of its newly created subsidiary, Quantum eMotion America, effective April 1, 2025. Mr. Young has over 35 years of experience in cybersecurity and IT operations, having held senior roles at Fortune 50 companies, including IBM and McDonnell Douglas. Notably, he is one of only 11 professionals globally to hold all nine ISC2 cybersecurity certifications. Mr. Young is also a board member of Quantum eMotion.

The Company appointed Ms. Farrah N. Khan, as Senior Vice President of Business Development of its newly created subsidiary, Quantum eMotion America, effective April 1, 2025. Ms. Khan served as Mayor of Irvine—a city recognized as a global innovation hub with an estimated GDP ranging between $32 and $50 billion annually. During her tenure, she spearheaded initiatives that attracted substantial investments in emerging technologies including artificial intelligence, quantum communications, biotechnology, and cybersecurity. Her vision and leadership helped position Irvine as a magnet for high-impact ventures and Fortune 500 partnerships.

The Company appointed Ms. Helen Woo, as Vice President of Business Development of its newly created subsidiary, Quantum eMotion America, effective April 1, 2025. Ms. Woo brings a distinguished track record in corporate development, with deep expertise in navigating complex financial ecosystems and forging high-impact relationships across the public and private sectors. Her accomplishments have been recognized by the U.S. House of Representatives and the California State Senate, underscoring her leadership and civic engagement. In 2023, she was named Ambassador of the Year by the Greater Irvine Chamber of Commerce, and most recently honored as Ambassador of the Month by the Newport Beach Chamber of Commerce in February 2025.

The Company appointed Mr. Klaus Kepper, CPA, as the Controller / Finance Director of the company on February 10, 2025. Mr. Kepper has over 30 years of experience in senior financial positions, mostly in the health care field. He also holds an MBA from Concordia University.

1.4	COMPANY OVERVIEW AND STRATEGY

RESEARCH AND DEVELOPMENT ACTIVITIES

Technology

Our primary objective is to make our cryptographic solutions technology accessible as rapidly as possible to potential clients and partners, secure its effectiveness and ensure that the intellectual property is well protected. In order to stay focused on this objective, we are working closely with our partners to maximize the potential and security of our technology. The Company is developing complementary metal-oxide semiconductor (“CMOS”) implementations with l’École de Technologie Supérieure (“ETS”) to ensure greater competitiveness.

On July 2, 2025, Krown Technologies LLC, in collaboration with QeM announced that significant progress has been made in the development of two groundbreaking quantum-secure cryptocurrency wallets: the Qastle Quantum Hot Wallet and the Excalibur Quantum Cold Wallet. These advancements mark a pivotal step in safeguarding digital assets against the emerging threats of quantum computing.

On June 26, 2025, QeM announced the completion of an internal quantum simulation project assessing aspects of its cryptographic architecture. The benchmarking project, conducted in collaboration with PINQ², utilized IBM’s Qiskit quantum computing framework to simulate Grover’s algorithm—a quantum search algorithm known for its theoretical ability to speed up brute-force attacks on symmetric encryption schemes. The analysis focused on evaluating the relative complexity of attacking symmetric encryption algorithms when enhanced with entropy from QeM’s proprietary Quantum Random Number Generator (QRNG).

On May 26, 2025, QeM announced the successful completion and validation of its first-generation Quantum Random Number Generator (QRNG) chip design. The 65-nm CMOS finalized design has been submitted for fabrication to Taiwan Semiconductor Manufacturing Company (TSMC), a leading global semiconductor foundry. The chip integrates critical components such as an ultra-low-noise wideband amplifier and a high-precision analog-to-digital converter, both successfully prototyped and validated by academic teams at ÉTS Montréal and the Institut Quantique at Université de Sherbrooke. This significant milestone permits QeM to target the global Quantum Random Number Generator (QRNG) chip market was valued at approximately USD 150 million in 2024 and is projected to reach USD 2 billion by 2033, registering a compound annual growth rate (CAGR) of 34.5% from 2026 to 2033

On January 22, 2025, QeM announced groundbreaking results for its state-of-the-art quantum-based hardware wallet, designed to revolutionize security in blockchain and cryptocurrency transactions. Recent studies highlight that this innovative solution reduces the risk of monetary loss by up to 98% compared to conventional hierarchical deterministic (HD) wallets. Announced last July, the wallet leverages Quantum eMotion’s proprietary Quantum Random Number Generation (QRNG) technology and an intelligent key generation scheme, ensuring optimal performance for commercial blockchain applications. It provides a cost-effective and compact solution by reusing hardware components for generating both parent and child keys, thus reducing costs and complexity.

On March 28, 2024, QeM announced that the project “Quantum random number generation for highly secure cryptography applications” will receive a $1.2 million grant from the Alliance Quantum program, managed by NSERC. Led by ÉTS in partnership with QeM, the project under Professor Ghyslain Gagnon, with co-grantee Prof. K. Zhang and contributors like Prof. B. Reulet from Université de Sherbrooke, focuses on developing scalable QRNG technologies. These innovations aim to bolster secure communications, integrate into Internet of Things (IoT) devices, and enhance security in DeFi ecosystems. The collaboration seeks to address challenges in QRNG commercialization, focusing on reducing energy consumption while leveraging quantum tunneling encryption for top-tier security.

On March 18, 2024, QeM announced a strategic partnership with the Platform for Digital and Quantum Innovation (PINQ²), an NPO established by the Ministry of Economy, Innovation and Energy of Quebec and Université de Sherbrooke. This collaboration aims to enhance the resilience of QeM’s security platform against advanced threats, including simulated quantum computer attacks using IBM’s Qiskit platform. PINQ², the exclusive operator of Canada’s first 127-qubit IBM Quantum System One at IBM Bromont, will work with QeM to rigorously test and evaluate their Kyber algorithm and QRNG. This project will assess the security system’s performance under simulated adversarial conditions, focusing on identifying strengths, weaknesses, and vulnerabilities, and ensuring alignment with strategic goals. The partnership leverages simulation tools like Qiskit to execute quantum attack simulations, thoroughly testing the security solution’s robustness.

On February 21, 2024, QeM announced a breakthrough in developing its first Quantum Random Number Generator (QRNG) on a chip, a significant advancement in quantum communication technology. This development compactly integrates QRNG into a single chip, potentially less than 1 cm², revolutionizing quantum-based security designs. This innovation allows the sale of design cores, enabling integrated circuits vendors like Texas Instruments, Intel, and IBM to embed QRNG functionality directly into their products, expanding the reach and impact of quantum security technologies.

On January 10, 2024, QeM launched Quantum eHealth Inc., a subsidiary focused on healthcare applications for its advanced cybersecurity technology. By spinning off its Digital Healthcare Cybersecurity Activities into this new entity, QeM aims to capitalize on the growing digital healthcare security market. Quantum eHealth Inc. will hold an exclusive license to use QeM’s intellectual property in the healthcare sector. Meanwhile, QeM will continue developing and marketing various iterations of its Quantum Random Number Generator (QRNG) across other sectors, including financial services, blockchain, military, information technology and others.

Patents

Status of patents

First Patent Family:

Method for generating random numbers and associated random number generator

The 1st generation technology is the revolutionary technology which is at the origin of Quantum eMotion. Several patents protect the exclusivity of this technology. In particular, two patents were obtained in the United States to fully cover the technology, and patents were also obtained in Australia, Brazil, Canada, China, Germany, Spain, Finland, France, Great Britain, Italy, India, South Korea, the Netherlands, Russia, Sweden and Thailand. Quantum eMotion mandated a law firm to perform a very exhaustive novelty verification, including independent professional patent searches in three different jurisdictions, which provides an extraordinary level of confidence in the strength of these patents

Country	Status
United States	Two patents were granted in the United States, including a first one granted on August 7, 2018, and a second granted on October 8, 2019.

European Patent Office	EPO granted the patent on February 19, 2020. The European Patent has been validated in several countries: Germany, Spain, Finland, France, Great-Britain, Italy, Sweden and the Netherlands.
Australia, Brazil, Canada, China, India, Republic of Korea, Russia, Thailand	Patent granted

Second Patent Family:

Method and system for generating a random bit sample

The 2nd generation technology has a particular synergy with the 1st generation technology. Indeed, in practical applications, electronic elements such as amplifiers may impart classical noise into the quantum signal, which may make the signal not truly quantum, and thus not truly random. The 2nd generation technology provides means of extracting a purely random quantum signal as a quantum number source independently of the presence of classical noise. Several patents protect the exclusivity of this technology. In particular, two patents were obtained in the United States to fully cover the technology, and patents were also obtained in Australia, Germany, Spain, Finland, France, Great Britain, Indonesia, Italy, Japan, the Netherlands, Russia, Canada, China, India, South Korea and Sweden, and the patent application remains pending in Brazil and Thailand.

Country	Status
European Patent Office	EPO granted the patent on October 23, 2019. The European Patent has been validated in Germany, Spain, United Kingdom, Finland, France, Italy, Sweden and the Netherlands.
United States	Two patents were granted.
Brazil, Thailand	Patent pending
Australia, Russia, Indonesia, Canada, China, India, Japan, South Korea	Granted

Third Patent Family:

System and Method for Generating a Random Number, and circuit for communicating an analog random signal

3rd generation technology harnesses the commercial availability and low costs of consumer electronics, such as audio processing hardware in particular, in quantum number generation, further democratizing the availability of truly random numbers.

Country	Status
United States	Patent pending

Fourth Patent Family

Method of Operating A Blockchain Wallet

Cryptocurrency (e.g., blockchain) wallets make heavy use of large series of numbers referred to as keys. There are different schemes to generate keys, such as ND and HD, and each scheme has its advantages and disadvantages. When providing a blockchain wallet to an unknown user, it is not possible to adapt the key generation scheme to the user’s type of use, leading to mismatches between the types of key generation schemes and the users. Quantum eMotion’s 4th generation technology alleviates these inconveniences by providing a wallet which intelligently selects the key generation scheme, based on a comparison of cost values of the different key generation schemes. Moreover, by leveraging quantum eMotion’s QRNG technologies, a blockchain wallet combining the advantages of true random number generation with intelligent key generation scheme selection can now be made available to consumers, a product of an unparalleled level of functionality.

Quantum eMotion’s 4th generation technology is now patent pending worldwide. More specifically, the patent application was filed under the Patent Cooperation Treaty on March 28, 2024, bearing number PCT/CA2024/050391 and claiming March 30, 2023 as a priority date. The Patent Cooperation Treaty is an international treaty which provides a means of reserving international patent protection in more than 150 member states for a period of 30 months from the priority date. Accordingly, Quantum eMotion’s international pendency for the 4th generation technology will last until Sept. 30, 2025, at which point pendency will continue nationally in the countries and regions which will have been ultimately selected.

Country	Status
Patent Cooperation Treaty	Rights reserved in all PCT member states until September 2025

Fifth Patent Family

Hardware Wallet Apparatuses and Method of Generating Cryptographic Keys Using Same

Quantum eMotion Corp. is proud to announce that it has developed yet another technology associated to the cryptocurrency industry. More specifically, we have developed our own hardware wallet technology which has a low footprint and competitive cost, while allowing to leverage several of its other core technologies, such as the Quantum Random Number Generation (QRNG) and its intelligent key generation scheme selection technologies, in new commercial applications. A combination of a patent application and industrial secret for the hardware wallet technology will target international intellectual property protection. Namely, Quantum eMotion’s 5th generation technology is now patent pending worldwide. More specifically, the patent application was filed under the Patent Cooperation Treaty. The Patent Cooperation Treaty is an international treaty which provides a means of reserving international patent protection in more than 150 member states until December 2026, at which point pendency will continue nationally in the countries and regions which will have been ultimately selected.

Country	Status
Patent Cooperation Treaty	Rights reserved in all PCT member states until December 2026

1.4	COMPANY OVERVIEW AND STRATEGY

BUSINESS DEVELOPMENT ACTIVITIES

On June 30, 2025, QeM announced the conversion of $350,000 in debt into equity and an additional investment of $350,000 in Greybox Solutions Inc., strengthening its position as the second-largest shareholder in that company. This strategic investment, made at an attractive valuation, reflects QeM’s strong confidence in Greybox’s rapid growth trajectory and unique position in the fast-evolving Remote Care Management and Digital Therapeutics (DTx) sector. Greybox’s recent launch of the secure TakeCareTM platform across Quebec leading rehabilitation centers has led to strategic commercial wins, positioning the company as a rising leader in digital health with a scalable, value-based model across Canada and beyond.

On April 2, 2025, QeM announced the official launch of its U.S. subsidiary, Quantum eMotion America (QeMA), headquartered in Irvine, California. This strategic expansion marks a significant milestone in QeM’s international growth, designed to accelerate sales, forge new partnerships, and drive business development across the U.S. cybersecurity sector. California was selected for QeM’s first American office due to its vibrant technology ecosystem, access to top-tier talent, strategic global connectivity, and strong support for innovative enterprises. Irvine, in particular, offers proximity to major defense, enterprise, and academic hubs, positioning QeMA for sustained growth and market leadership.

On February 20, 2025, Krown Technologies, Ltd. officially unveiled Excalibur, the world’s first quantum-secured crypto cold wallet, powered by QeM’s cutting-edge QRNG technology. This next-generation hardware wallet redefines digital asset security by integrating true quantum randomness that would make it the most secure crypto wallet ever developed. After months of collaboration and meticulous development planning, Excalibur is designed to safeguard digital assets against even the most advanced cyber threats, including those posed by quantum computing. With its sleek, compact form—no larger than a thumb drive, Excalibur delivers unbreakable cryptographic security to crypto holders worldwide. As part of this partnership, Krown Technologies has secured a five-year, non-exclusive global license to integrate QeM’s proprietary QRNG technology into blockchain applications. Both companies will collaborate on the commercialization of Excalibur, operating under a revenue-sharing business model that aligns their mutual commitment to advancing secure digital asset storage.

On February 19, 2025, QeM announced a non-exclusive licensing agreement with Quantolio, a leading provider of AI-driven financial solutions. This strategic partnership grants Quantolio access to QeM’s proprietary Entropy-as-a-Service (EaaS) technology, enabling groundbreaking advancements in financial applications and quantum artificial intelligence (Quantum AI). Under the terms of the agreement, Quantolio will integrate QeM’s quantum-based technology into its AI-powered financial platforms. QeM’s EaaS technology provides robust, high-entropy quantum randomness, ensuring enhanced security and performance in sensitive financial computations and AI-driven decision-making processes. For instance, EaaS can synergize AI-powered financial forecasting platforms by guaranteeing truly unpredictable stochastic processes. QRNG technology enhances Monte Carlo simulations, optimizes risk management models, and improves market prediction capabilities. Quantolio receives a non-exclusive, worldwide license to leverage QeM’s proprietary EaaS technology within finance, FinTech, and Quantum AI applications. In exchange, Once the Quantum-powered financial platforms are commercially available, Quantolio will pay QeM an annual licensing fee of $1.0 million, with additional revenue-sharing terms.

On December 23rd, 2024, QeM announced a major milestone in the commercialization of its cloud-based Sentry-Q platform, designed to address critical, unmet cybersecurity challenges in modern telemedicine and digital healthcare. QeM’s partner, GreyBox Solutions entered a strategic commercial alliance with Becton Dickinson (BD), a global powerhouse in the medical device and diagnostics industry with over $20 billion in annual sales. This partnership centers on advancing remote patient monitoring to improve the quality of life for patients with chronic diseases while empowering clinicians to monitor multiple patients efficiently. The initiative will launch in Canada, expand to the USA, and potentially scale to global markets.

1.5	SELECTED PERIODIC INFORMATION

Periods ended June 30
2025 $	2024 $	2023 $
Net loss and comprehensive loss	(4,868,768)	(1,220,083)	(1,037,448)
Basic and diluted loss per share	(0.027)	(0.009)	(0.008)
Balance as at
June 30, 2025 $	December 31, 2024 $
Cash and marketable securities	24,073,945	1,446,741
Total assets	24,574,858	1,857,449
Total liabilities	511,305	519,606
Equity	24,063,553	1,337,843

1.6	Licenses and Property, Plant and Equipment

The carrying amount of non-current assets at June 30, 2025 is:

	PP&E	Licenses	Rights on royalties	Total
		$	$	$
Cost
December 31, 2024	-	446,112	350,000	796,112
Additions	5,516	-	-	5,516
June 30, 2025	5,516	446,112	350,000	801,628
Accumulated amortization, impairment and loss on derecognition
December 31, 2024	-	116,723	350,000	466,723
Amortization	613	11,152	-	11,765
June 30, 2025	613	127,875	350,000	478,488
Netbook value
December 31, 2024	-	329,389	-	329,389
June 30, 2025	4,903	318,237	-	323,140

In relation to the license, the Company will pay a royalty of 5% calculated on the net sales price of products sold by the Company until the expiry of the last patent, which is expected to be in May 2035.

1.7	SELECTED FINANCIAL INFORMATION AND OPERATING RESULTS

Periods ended June 30
	2025	2024	Variance Inc/(dec)
	$	$	$
Expenses
Research and development	518,502	468,258	50,244
General and administrative	1,041,026	653,648	387,378
Marketing and selling	260,638	51,260	209,378
Share-based payments	3,126,265	46,129	3,080,136
Amortization	11,766	11,092	674
Net financial expense (income)	(89,428)	(10,304)	(79,124)
Net loss and comprehensive loss for the year	4,868,768	1,220,083	3,648,685
Basic and diluted loss per share	0.027	0.009	-
Weighted average number of common shares outstanding	177,999,988	137,438,064	40,561,924

Key differences: Note R&D for 2024 was restated to conform to 2025 reporting with the offset in G&A. The total transfer was $132,861 and related to patents and wages.

●	R&D: increase of $50,244 relates primarily to ramping up R&D spend.
●	G&A: the increase of $387,378 relates primarily to higher audit fees; higher TSX-V listing fees; higher compensation costs primarily relating to new employees in subsidiary; higher legal fees; and higher travel/conference fees.
●	Marketing: the increase of $209,378 relates primarily to increased marketing/promotion effort as there was no such activity in H1/24
●	Share-based payments; the increase of $3.1 million in this non-cash expense relates to the high number of options granted and that approximately 74% of the options vested immediately, bringing most of the related expense into the first quarter. Additional options were awarded in the second quarter primarily to new employees.

1.8	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the twelve most recently completed quarters.

Three-month period ended	Net loss and comprehensive loss for the period	Basic and diluted loss per share
	$	$
June 30, 2025	(1,517,433)	(0.008)
March 31, 2025	(3,351,336)	(0.020)
December 31, 2024	(1,151,251)	(0.008)
September 30, 2024	(597,403)	(0.004)
June 30, 2024	(727,891)	(0.005)
March 31, 2024	(492,193)	(0.004)
December 31, 2023	(792,952)	(0.006)
September 30, 2023	(556,376)	(0.004)
June 30, 2023	(532,956)	(0.004)
March 31, 2023	(504,492)	(0.004)
December 31, 2022	(1,053,975)	(0.008)
September 30, 2022	(517,750)	(0.004)

1.9	LIQUIDITY

In the second quarter of 2025, the Company had net non-cash working capital of $23,6 million compared to a non- cash net working capital of $0.7 million in the same period in the prior year. The increase relates primarily to the two brokered private placements that raised gross proceeds of $22.0 million in the first half of 2025.

1.10	CASH FLOWS

In the first half of 2025, the Company generated an increase of $22.9 million more cash flow from operations and financing than compared to the same period in the prior year. The increase relates primarily to the two brokered private placements that raised total gross proceeds of $22.0 million in the first half of 2025. Cash used in operations increased by $0.8 million reflecting the continued investment in product development and transitioning to commercialization.

On June 2, 2025, the Company completed a brokered LIFE financing, issuing a total of 8,000,000 units at a price of $1.50 per unit for gross proceeds of $12,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.82 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Unit issuance costs, which include a broker fee of 6.0% as well as legal and listing costs, of $857,178 were recorded in the second quarter of 2025. In addition, the Company issued 320,000 warrants representing 4% of the units issued to the Agent that brokered the private placement. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.66 for a period of 2.5 years following the closing of the date of issuance. There is no hold period for trading the warrants.

On February 24, 2025, the Company completed a brokered LIFE financing, issuing a total of 13,333,333 units at a price of $0.75 per unit for gross proceeds of $10,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.10 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Unit issuance costs, which include a broker fee of 6.5% as well as legal and listing costs, of $811,413 were recorded in the first quarter of 2025. In addition, the Company issued 666,666 warrants representing 5% of the issued units to the Agent that brokered the private placement. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.88 for a period of 2.5 years following the closing of the date of issuance. There is no hold period for trading the warrants.

On November 15, 2024, the Company completed a non-brokered private placement, issuing a total of 7,500,000 units at a price of $0.10 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.20 for a period of 24 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on March 16, 2025. Unit issuance costs of $100 were recorded and paid in the fourth quarter of 2024.

On March 20, 2024, the Company completed a non-brokered private placement, issuing a total of 15,000,000 units at a price of $0.05 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.15 for a period of 12 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on July 22, 2024. Unit issuance costs of $1,000 were recorded and paid in the first quarter of 2024.

1.11	STOCK OPTIONS

	June 30, 2025		December 31, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Balance outstanding, beginning of period	10,452,237	0.15	9,139,737	0.13
Granted	6,170,000	0.83	1,850,000	0.08
Exercised	(1,312,000)	0.19	(250,000)	0.09
Expired / cancelled / Forfeited	(1,300,000)	0.17	(250,000)	0.08
Balance outstanding, end of year	14,009,737	0.25	10,452,237	0.15
Balance exercisable, end of period	10,643,487	0.33	8,791,612	0.14

The weighted average remaining contractual life for options outstanding on June 30, 2025, is 6.44 (December 31, 2024 – 4.64) years.

Share-based compensation recognized under this plan amounted to $3,126,265 for the period ended June 30, 2025 (June 30, 2024 - $46,129). Options are awarded to officers, employees, consultants and occasionally to third-parties and are recorded to general and administrative expenses.

1.12	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

1.13	FINANCIAL INSTRUMENTS

All financial instruments are recognized when the Company becomes a party to the contractual provisions of the financial instrument and are initially measured at fair value plus transaction costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value. Financial assets are derecognized when the contractual right to the cash flows from the financial assets expires, or when the financial asset and all substantial risks and rewards are transferred. Refer to Note 11 of the annual consolidated financial statements for the year ended December 31, 2024, for additional information on the Company’s financial instruments.

1.14	FINANCIAL RISK MANAGEMENT

In the normal course of operations, the Company is exposed to various financial risks. Refer to Note 11 of the annual consolidated financial statements for the year ending December 31, 2024, for additional information on the Company’s main financial risks.

1.15	MANAGEMENT OF CAPITAL

The capital structure of the Company consists of equity attributable to common shareholders, comprising issued share capital, reserves and deficit. The Company’s objectives when managing capital are to: (i) preserve capital; (ii) obtain the best available net return; and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. There were no changes to the Company’s approach to capital management during the year ended December 31, 2024.

The Company is not subject to externally imposed capital requirements.

1.16	RELATED PARTY TRANSACTIONS

The Company’s related parties include companies owned by key management. The Company paid Management fees to key management through their management companies as follows

●	Management compensation of $36,000 to LVR Capital, a company owned by the Chief Financial Officer. As at June 30, 2025, $6,000 (December 2024 – $6,000) was due to that company.
●	Management compensation of $150,000 to Aurakle Research, a company owned by the Chief Executive Officer. As at June 30, 2025, $145,000 (2024 – $161,306) was due to that company.
●	Director’s fees of $15,000; an advance of $25,000 and other fees of $36,023 to Baystream Corporation, a company owned by a Director. As at June 30, 2025, $nil (2024 – $17,680) was due to that company.
●	Director’s fees of $15,000 to Red River Solutions a company owned by a Director. As at June 30, 2025, $7,875 (2024 – $7,875) was due to that company.
●	Director’s fees of $15,000 to SLT Solutions, a company owned by a Director. As at June 30, 2025, $15,000 (2024 – $7,500) was due to that company.
●	Management compensation of US $36,000 and Management fees of US $15,000 to CyberDef LLC, a company owned by a Director. As at June 30, 2025, US $19,500 (2024 – USD 7,500) was due to that company.
●	Research and development costs of $281,081 to Fileglobal, a company owned by a Director. As at June 30, 2025, $56,791 (2024 – $25,775) was due to that company.

Transactions with key management

The key management of the Company are the members of senior management and the Board. The remuneration and other expenses for the period ended March 31, 2025, for key management (including the amounts above) are as follows:

	June 30, 2025	June 30, 2024
	$	$
Research and development	281,081	245,397
Management salaries	235,733	183,002
Directors’ fees	65,924	60,000
Other fees	36,023	21,350
Share based costs	2,485,276	61,091
	3,054,299	570,840

1.17	CRITICAL ACCOUNTING ESTIMATE AND JUDGEMENTS

The critical accounting estimates and judgements are described in Note 3 of the annual consolidated financial statements for the year ended December 31, 2024.

1.18	CHANGES IN MATERIAL ACCOUNTING POLICIES

The accounting policies used are those described in the Company’s annual consolidated financial statements in Note 3 for the year ended December 31, 2024.

1.19	OTHER

Disclosure of Outstanding Securities as at June 30, 2025.

Outstanding common shares: 200,300,337
Outstanding options: 14,009,737

Outstanding share purchase warrants: 25,618,333

(s)	Francis Bellido, Chief Executive Officer

(s)	Marc Rousseau, Chief Financial Officer Montreal (Quebec), August 15, 2025